Appendix 5B
Mining exploration entity quarterly report

Rule 5.3
Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96.  Origin:  Appendix 8.  Amended 1/7/97, 1/7/98, 30/9/2001, 01/06/10.

Name of entity
SAMSON OIL & GAS LIMITED

ABN	Quarter ended (“current quarter”)
25 009 069 005	30 June 2010

Consolidated statement of cash flows
Cash flows related to operating activities		Current quarter $A’000	Year to date (Twelve months) $A’000
1.1	Receipts from product sales and related debtors	1,762	5,063
1.2	Payments for (a) exploration & evaluation (b) development (c) production (d) administration	(757) (2,730) (583) (809)	(1,617) (4,416) (1,794) (3,254)
1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature received	16	24
1.5	Interest and other costs of finance paid	(319)	(1,489)
1.6	Income taxes paid	-	-
1.7	Other (provide details if material) Cash received from fixed forward gas swap	- 33	(80) 72
	Net Operating Cash Flows	(3,387)	(7,491)
	Cash flows related to investing activities
1.8	Payment for purchases of: (a) prospects (b) equity investments (c) other fixed assets	- - -	- - (2)
1.9	Proceeds from sale of: (a) prospects (b) equity investments (c) other fixed assets	- - -	- 75 -
1.10	Loans to other entities	-	-
1.11	Loans repaid by other entities	-	-
1.12	Other (provide details if material)	-	-
	Net investing cash flows	-	73
1.13	Total operating and investing cash flows (carried forward)	(3,387)	(7,418)

+ See chapter 19 for defined terms.

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Appendix 5B
Mining exploration entity quarterly report

1.13	Total operating and investing cash flows (brought forward)	(3,387)	(7,418)
	Cash flows related to financing activities
1.14	Proceeds from issues of shares, options, etc.	7,494	20,045
1.15	Proceeds from sale of forfeited shares	-	-
1.16	Proceeds from borrowings	-	-
1.17	Repayment of borrowings	(677)	(6,140)
1.18	Dividends paid	-	-
1.19	Other (provide details if material)	-	(1,258)
	Net financing cash flows	6,817	12,647
	Net increase (decrease) in cash held	3,430	5,229
1.20	Cash at beginning of quarter/year to date	3,289	1,891
1.21	Exchange rate adjustments to item 1.20	187	(214)
1.22	Cash at end of quarter	6,906	6,906

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities
		Current quarter $A'000
1.23	Aggregate amount of payments to the parties included in item 1.2	90
1.24	Aggregate amount of loans to the parties included in item 1.10	-
1.25	Explanation necessary for an understanding of the transactions
	Monies paid to directors for salary and fees.

Non-cash financing and investing activities

2.1	Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

2.2	Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

+ See chapter 19 for defined terms.

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Appendix 5B
Mining exploration entity quarterly report

Add notes as necessary for an understanding of the position.

		Amount available $A’000	Amount used $A’000
3.1	Loan facilities	13,359	13,359
3.2	Credit standby arrangements	-	-

Estimated cash outflows for next quarter
		$A’000
4.1	Exploration and evaluation	600
4.2	Development	1,904
4.3	Production	325
4.4	Administration	1,210
	Total	4,039

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A’000	Previous quarter $A’000
5.1	Cash on hand and at bank	1,181	3,289

5.2	Deposits at call	5,725	-

5.3	Bank overdraft	-	-

5.4	Other (provide details)	-	-

	Total: cash at end of quarter (item 1.22)	6,906	3,289

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed

+ See chapter 19 for defined terms.

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Mining exploration entity quarterly report

6.2	Interests in mining tenements acquired or increased
Issued and quoted securities at end of current quarter
Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	Preference +securities (description)
7.2	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions
7.3	+Ordinary securities	1,440,409,587	1,440,409,587
7.4	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs	145,214,734	145,214,734
7.5	+Convertible debt securities (description)
7.6	Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted
7.7	Options (description and conversion factor)	6,500,000 5,379,077 2,000,000 334,606,309 1,000,000	- - - - -	Exercise price 45c 30c 25c 1.5c 20	Expiry date 31.05.2011 10.10.2012 11.05.2013 31.12.2012 20.11.2013
7.8	Issued during quarter

+ See chapter 19 for defined terms.

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Appendix 5B
Mining exploration entity quarterly report

7.9	Exercised during quarter	21,685,322	-	1.5c	31.12.2012
7.10	Expired during quarter
7.11	Debentures (totals only)
7.12	Unsecured notes (totals only)

Compliance statement

1	This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2	This statement does /does not* (delete one) give a true and fair view of the matters disclosed.

Sign here:		Date: 3 August 2010
(Director/Company secretary)

Print name:	Denis Rakich

Notes

1
The quarterly report provides a basis for informing the market how the entity’s activities have been financed for the past quarter and the effect on its cash position.  An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2
The “Nature of interest” (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period.  If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3	Issued and quoted securities The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4	The definitions in, and provisions of, AASB 1022: Accounting for Extractive Industries and AASB 1026: Statement of Cash Flows apply to this report.

5
Accounting Standards ASX will accept, for example, the use of International Accounting Standards for foreign entities.  If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.

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